Exhibit 4

FOR IMMEDIATE RELEASE	29 JUNE 2016

WPP PLC (“WPP”)

WPP makes strategic investment in Russell Simmons’ All Def Digital in the US

WPP announces that it has agreed to make a strategic investment in All Def Digital, Inc. (“ADD”), a digital media company founded by hip-hop impresario Russell Simmons, in the US.

ADD’s clients include NBC Universal and Samsung. The company was founded by Simmons in 2013. It employs approximately 35 people and is based in Los Angeles.

The investment is being made through WPP Ventures, which is based in Silicon Valley and explores investments in new technology companies that offer innovative solutions to WPP clients and strengthen the capabilities of WPP. WPP Ventures is investing along with Third Wave Digital Partners and Andreessen Horowitz, as well as existing ADD investors Greycroft Partners, Advancit Capital, Nu Horizons Investments and e.ventures.

ADD is a leader in producing and distributing music and content tailored for the important to reach urban-centric youth culture. ADD distributes this content through its own media properties, social media channels, traditional and premium television, cinemas and live events. It works with advertisers through an in-house creative advertising agency and has its own record label through a partnership with Universal Music Group. ADD also operates a curated network of emerging and established talent including social video stars, stand-up comics, writers, actors, poets and hip hop recording artists. It is the fastest growing media brand in urban youth programming, touching over 100 million fans monthly across YouTube and Facebook.

This investment continues WPP strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. In addition to ADD, this year WPP invested in Mitú, Inc., a leading online Hispanic-focused digital content creator and media company catering to young Latino audiences in the US and Latin America. Another WPP investment that engages important to reach consumers is in Refinery 29, a fashion and lifestyle media company that provides content, shopping solutions and social networking opportunities targeting millennial women. Other content investments include KidinaKORNERCreate, Truffle Pig, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Say Media, Bruin Sports Capital, Courtside Ventures, The Weinstein Company and VICE.

Other WPP digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), Hogarth (digital production technology) and Xaxis (the world’s largest global programmatic media and technology company). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Kuvera (an ecommerce company specializing in Chinese ecommerce platforms) and ad technology companies such as AppNexus, comScore (data investment management), eCommera, DOMO, mySupermarket and Percolate. The Group’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In North America, WPP companies (including associates) collectively generate revenues of around US$7.5 billion and employ 28,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239